SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date: November 28, 2008

Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid - Spain
(Address of principal executive offices)
________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number: 333-155247) of Banco Santander, S.A. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact Announcement, dated November 28, 2008, relating to the results of the share capital increase in the total amount of 7,194,653,460 euros

Item 1

MATERIAL FACT ANNOUNCEMENT

In accordance with section 5.1.9 of the share securities note of the Spanish prospectus of Banco Santander, S.A. (“Banco Santander”), registered with the official registry of the Comisión Nacional del Mercado de Valores on November 11, 2008 relating to the share capital increase in the total amount of 7,194,653,460 euros (the “Capital Increase”), Banco Santander announces that:

-      The period for the preemptive subscription and for the request of additional shares in respect of the Capital Increase (the “Preemptive Subscription Period”) ended yesterday, November 27, 2008. During the Preemptive Subscription Period 1,590,213,499 shares, representing 99.46% of the Capital Increase, were subscribed for by means of the exercise of the preemptive subscription rights.

-      During the Preemptive Subscription Period 591,654,043 additional shares were requested. Since the number of additional shares requested is greater than the 8,598,381 shares not subscribed for by means of the exercise of the preemptive subscription rights, Santander Investment, S.A., in its capacity as agent, will carry out the pro-rata procedure set out in the share securities note of the Spanish prospectus. Each shareholder that has requested additional shares will be allotted, approximately, 1.45% of the additional shares requested by him.

-      Thus, the 1,598,811,880 new shares of the Capital Increase have been fully subscribed for.

-      Since the Capital Increase has been fully subscribed, the discretionary allocation period will not commence.

In the coming days, in accordance with the anticipated schedule for the Capital Increase as set out in the share securities note of the Spanish prospectus, Banco Santander will execute the Capital Increase public deed and will proceed with the process for the admission to listing of the new shares on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia, as well as on the remaining foreign Stock Exchanges where Banco Santander’s existing shares are currently listed.

Boadilla del Monte (Madrid), November 28, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER, S.A.
By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President

Date: November 28, 2008